As filed with the Securities and Exchange Commission on February 3, 2010

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

InfoLogix, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	20-1983837
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification Number)

101 East County Line Road, Suite 210

Hatboro, Pennsylvania 19040

(215) 604-0691

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

John A. Roberts

Chief Financial Officer

101 East County Line Road, Suite 210

Hatboro, Pennsylvania 19040

(215) 604-0691

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copy to:

Stephen T. Burdumy

Drinker Biddle & Reath LLP

One Logan Square

18th and Cherry Streets

Philadelphia, Pennsylvania 19103

Approximate date of commencement of proposed sale to the public:  From time to time following the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box. ☐

If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☒
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount To Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Shares of common stock, $0.00001 par value per share	2,691,790	$2.38	$6,406,460.20	$456.78
Shares of common stock, $0.00001 par value per share, underlying warrants	672,948	$2.38	$1,601,616.24	$114.20
Total	3,364,738		$8,008,076.44	$570.98
(1)

Amount of shares of common stock to be registered. All shares of common stock are to be offered and sold by the selling stockholders. In accordance with Rule 416(a), the registrant is also registering hereunder an indeterminate number of shares that may be issued and resold resulting from stock splits, stock dividends or similar transactions.

(2)

Estimated pursuant to Rule 457(c) under the Securities Act of 1933 solely for the purpose of calculating the registration fee, based upon the average of the high and low prices reported on The NASDAQ Capital Market on January 28, 2010.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated February 3, 2010

PROSPECTUS

3,364,738 Shares of Common Stock

This prospectus relates to the sale from time to time by the selling stockholder identified in this prospectus for its own account of up to a total of 3,364,738 shares of our common stock, including up to an aggregate of 672,948 shares of our common stock issuable upon the exercise of a warrant.

We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholder pursuant to this prospectus.  However, we will receive the proceeds from the exercise of the warrant by the selling stockholder, if any, to the extent the warrant is not exercised on a cashless basis.

Our common stock is listed on The NASDAQ Capital Market under the symbol “IFLG.”  On January 28, 2010, the closing price of our common stock on The NASDAQ Capital Market was $2.50 per share.

The selling stockholder may sell all or a portion of the shares of common stock it beneficially owns and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents.  The sales may be conducted in the open market or in privately negotiated transactions and at prevailing market prices, fixed prices or negotiated prices.  The selling stockholder will bear all discounts, concessions, commissions and similar expenses, if any, attributable to the sale of shares.  We will bear the other costs, expenses, and fees in connection with the registration of the shares.

We will not control or determine the price at which the selling stockholder sells its shares and we do not know when or in what amount the selling stockholder may offer the shares for sale.

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. YOU SHOULD READ THE SECTION ENTITLED “RISK FACTORS” BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CAREFULLY CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated         , 2010

You should rely only on the information contained in this prospectus, in any accompanying prospectus supplement or incorporated herein or therein by reference.  Neither we nor the selling stockholder has authorized anyone to provide you with information different from that contained in this prospectus. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

You should not consider any information in this prospectus to be legal, business or tax advice. You should consult your own attorney, business advisor or tax advisor for legal, business and tax advice regarding an investment in our common stock.

SUMMARY

You should rely only on the information contained in this prospectus.  We have not authorized anyone to provide you with different information.  If anyone provides you with inconsistent information, you should not rely on it.  You should assume that the information contained in this prospectus is accurate only as of the date of this prospectus and that information contained in any document included in this prospectus is accurate only as of the date of that document, regardless of the time of delivery of this prospectus or any sale of shares of our common stock.  Our business, financial condition, results of operations and prospects may have changed since such dates.

This summary highlights selected information contained elsewhere in this prospectus . This summary does not contain all of the information you should consider before investing in our common stock. You should carefully read this entire prospectus and the other information incorporated by reference in this prospectus, especially the risks of investing in our common stock discussed under “Risk Factors,” beginning on page 4 of this prospectus before making an investment decision.  References in this prospectus to “we,” “our,” “us” and “our company” refer to InfoLogix, Inc. and its subsidiaries.

OUR COMPANY

Overview

InfoLogix is a provider of enterprise mobility solutions for the healthcare and commercial industries. We provide these solutions to our customers by utilizing a combination of products and services, including consulting, business software applications, mobile managed services, mobile workstations and devices, and wireless infrastructure.  Our solutions are designed to allow the real time usage of data throughout a customer’s enterprise in order to enhance workflow, improve customer service, increase revenue and reduce costs. We sell wireless communication and computing devices, including mobile workstations, that connect to a customer’s wireless network so that information can be accessed from any location within the enterprise.  We also implement customized and third-party software applications, with a particular expertise in electronic medical records in the healthcare industry and SAP back-end systems in commercial enterprises.  In addition, we offer professional services that support and complement enterprise-wide software implementations and a customer’s wireless computing systems, including consulting, mobile managed services, training, engineering, technical support and network monitoring.

Historically, the sale of mobile workstations and other wireless devices has represented a majority of our net revenues. During the past few years, we have been transitioning our business to offer higher margin software applications, consulting and other professional services.  With our focus on selling software and services to complement our sale of hardware and related warranties, we believe that we can provide more comprehensive enterprise mobility solutions to our customers.  These solutions involve:

•                  Consulting with our customers to identify opportunities to use mobile technology in their enterprise to improve operations and the quality of their customer service by more efficiently managing people and assets.

•                  Providing our customers with ongoing managed services that are designed to supplement their information technology department, such as training, maintenance and repair, network monitoring, software application upgrades, network security and workflow consulting.

•                  Assessing our customers’ existing wireless infrastructure — the cables, routers and network adapters from which a wireless network is constructed — and developing improved network designs to ensure effective wireless connectivity and infrastructure systems integration.

•                  Developing and implementing custom software applications by using proprietary and third-party software.

•                  Delivering and installing wireless infrastructure and user devices, including mobile workstations.

We conduct substantially all of our operations through our wholly-owned subsidiary, InfoLogix Systems Corporation.  We own certain patents and patent applications through our wholly-owned subsidiaries OPT Acquisition LLC, Embedded Technologies, LLC and InfoLogix-DDMS, Inc.  We consolidate OPT Acquisition LLC, Embedded Technologies, LLC, InfoLogix-DDMS, Inc. and InfoLogix Systems Corporation for financial reporting purposes.

Corporate Information

InfoLogix Systems Corporation, our wholly-owned subsidiary through which we conduct substantially all of our operations, was established in 2001 under the name InfoLogix, Inc. as a mobile solution provider.

InfoLogix, Inc. was incorporated under the laws of the State of Nevada on November 22, 2004 under the name New Age Translation, Inc., or New Age — NV. On November 22, 2006, New Age — NV merged with and into its newly-formed wholly-owned subsidiary, New Age Translation, Inc., a Delaware corporation, or New Age — DE, solely for the purpose of changing its state of incorporation from Nevada to Delaware. On November 29, 2006, INFLX Acquisition Corp., a newly-formed wholly-owned subsidiary of New Age — DE, merged with and into InfoLogix, Inc. Following the merger, InfoLogix, Inc. changed its name to InfoLogix Systems Corporation and New Age — DE changed its name to InfoLogix, Inc.

On January 5, 2010, InfoLogix, Inc. effected a one-for-twenty-five reverse stock split of its issued and outstanding shares of common stock, par value $0.00001 per share.  Unless otherwise indicated, all share amounts discussed in this prospectus reflect the post-split number of shares of common stock.

Our principal executive offices are located at 101 East County Line Road, Suite 210, Hatboro, Pennsylvania 19040. Our telephone number is (215) 604-0691. Our website address is www.infologix.com.  The information contained on our website is not incorporated by reference into, and does not form any part of, this prospectus.

RESALE OFFERING

Issuer:	InfoLogix, Inc.

Selling Stockholder:	Hercules Technology I, LLC (“HTI”)

Common stock offered	3,364,738 shares, par value $0.00001 per share, which includes 672,948 shares issuable to HTI upon the exercise of a warrant.

Manner of Offering

The selling stockholder may sell all or a portion of the shares of common stock it beneficially owns and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. The sales may be conducted in the open market or in privately negotiated transactions and at prevailing market prices, fixed prices or negotiated prices. See “Plan of Distribution” beginning on page 22 of this prospectus.

Use of Proceeds

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder pursuant to this prospectus. However, we will receive proceeds from the exercise of the warrants, if any, to the extent the warrants are not exercised on a cashless basis. See “Use of Proceeds” beginning on page 16 of this prospectus.

Risk Factors

See “Risk Factors” beginning on page 4 and other information contained elsewhere in this prospectus for a discussion of certain risks that you should consider carefully before buying shares of our common stock.

NASDAQ Capital Market symbol	“IFLG”

On January 5, 2010, InfoLogix, Inc. effected a one-for-twenty-five reverse stock split of its issued and outstanding shares of common stock, par value $0.00001 per share.  Unless otherwise indicated, all share amounts discussed in this prospectus reflect the post-split number of shares of common stock.  Unless specifically stated otherwise, the information in this prospectus assumes no exercise of outstanding options, warrants or other convertible securities.

RISK FACTORS

An investment in our common stock involves a high degree of risk. Before deciding to invest in us or to maintain or increase your investment, you should carefully consider the risks described below, together with the other information contained in this prospectus and in any prospectus supplement or incorporated by reference herein or therein, the risks described under “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2008, our Quarterly Reports on Form 10-Q for the quarters ended June 30, 2009 and September 30, 2009.  The risks and uncertainties described below or in the information incorporated by reference are not the only risks facing our company.  Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our business operations.  If any of these risks are realized, our business, financial condition or results of operations could be seriously harmed. In that event, the market price for our common stock could decline and you may lose all or part of your investment. For more information about forward-looking statements, please see the section of this prospectus entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Relating to Our Ability to Continue as a Going Concern

Our independent registered public accounting firm has expressed doubt about our ability to continue as a going concern. We may need additional liquidity and capital resources to achieve our goals.

We have incurred significant losses from 2006 through 2009, including net losses of $11.5 million for the nine months ended September 30, 2009.  As of September 30, 2009, we had cash and cash equivalents of $1.6 million, total liabilities of $45.5 million and an accumulated stockholders’ deficit of $3.2 million.  We have substantial liquidity requirements related to our amended and restated loan and security agreement with Hercules Technology Growth Capital, Inc. (“Hercules”) and earn out payment obligations from past acquisitions.  Based on our history of losses and substantial liquidity requirements related to the repayment of a revolving line of credit that was scheduled to be repaid by November 1, 2009, but which has since been restructured, and our earn out payment obligations, our independent registered public accounting firm included an explanatory paragraph with respect to our ability to continue as a going concern in its report on our consolidated financial statements for the year ended December 31, 2008.  The presence of this explanatory paragraph may have an adverse impact on our relationship with third parties with whom we do business, including our customers, vendors and employees and could make it more challenging for us to raise additional financing or refinance our existing indebtedness.

In light of our losses and liquidity requirements, we have undertaken a series of actions to reduce costs and have explored potential sources of financing and other strategic initiatives.  Even with the restructuring of our debt with Hercules on November 20, 2009 (see “Selling Stockholder” beginning on page 16 of this prospectus for more information), we continue to believe that we need to raise additional capital and restructure our debt obligations to meet our liquidity needs and to more effectively pursue our strategic objectives. Future initiatives may include additional financing, one or more strategic transactions and further efforts to reduce costs.

Risks Relating to our Business and Industry

We have incurred losses in the past and our ability to operate profitably in the future is uncertain.

For the year ended December 31, 2008 and the nine months ended September 30, 2009, we generated net revenues of $100.7 million and $65.6 million, respectively and incurred net losses of $13.2 million and $11.5 million, respectively.  We have incurred net losses in each of the last three full fiscal years, we expect to incur net losses for 2009, and we may incur additional losses in the future.  Even if we achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.  If our business and revenues grow more slowly than we anticipate, our operating expenses exceed our expectations, we are unable to sell our products and services at acceptable prices relative to our costs, or we fail to develop and introduce on a timely basis new products and services from which we can derive additional revenues, our financial results will suffer.

Our revenues and profitability may be affected by the continued downturn in economic, business or industry conditions.

If the economic climate in the U.S. or abroad suffers a prolonged downturn, customers or potential customers could reduce or delay their technology investments.  Reduced or delayed technology investments could decrease our sales and profitability.  In such an environment, our customers may experience financial difficulty, cease operations or fail to budget or reduce budgets for the purchase of our products and professional services.  This may lead to longer sales cycles, delays in purchase decisions, payment and collection, and may also result in downward price pressures, causing our sales and profitability to decline. In addition, general economic uncertainty and general declines in capital spending in the information technology sector make it difficult to predict changes in the purchasing requirements of our customers and the markets we serve.  There are many other factors that could affect our revenues and profitability, including:

•                  the introduction and market acceptance of new technologies, products and services;

•                  new competitors and new forms of competition;

•                  adverse changes in the credit quality of our customers and suppliers;

•                  changes in the pricing policies of, or the introduction of, new products and services by us or our competitors;

•                  changes in the terms on which we do business with our customers, suppliers or key relationships;

•                  the availability, pricing, quality, and delivery time of products from our suppliers; and

•                  variations in costs for products and services and the mix of products and services sold.

In particular, we serve the healthcare and commercial industries, which continue to experience significant challenges, primarily due to macroeconomic conditions that have resulted in a decreased demand for their products and services.  Some of our customers are facing constraints on their information technology budgets and are seeking more flexibility in the timing of their purchases from us.  As a result of the continuing macroeconomic downturn, some of our customers may face financial challenges going forward.  It is unclear when the general economic climate will improve and when our customers may benefit from improved conditions.  These factors could adversely affect our business, profitability and financial condition and diminish our ability to achieve our strategic objectives.

Increasing our profitability and managing our growth are necessary to achieve our strategic objectives.

The industries in which we operate are highly competitive.  To meet our growth objectives, we believe that we need to continue to add and increasingly emphasize higher-value, proprietary solutions, including mobile managed services, software applications and consulting services.  There can be no assurance that we will effectively deploy our initiatives or be successful in obtaining customer acceptance of our current and anticipated higher margin products and services or developing new products and services with higher margins, and if we do not, we would not meet our strategic objectives.

In addition, the implementation of our strategic initiatives to reduce costs and achieve profitability may have the unintended effect of placing a significant burden on our management and our operational and financial resources.  If we fail to successfully implement these initiatives, or encounter unexpected difficulties in that process, our business and results of operations could be adversely affected.

Also, to manage any future growth of our business, we will need to hire, integrate and retain highly skilled and motivated employees.  We will also need to continue to improve our financial and management controls, reporting and operational systems and procedures.  If we do not effectively manage our growth and cost structure, we may not be able to meet our strategic objectives.

We may engage in acquisitions that could disrupt our business, could be difficult to integrate with our existing operations, cause dilution to our stockholders and harm our business, operating results and financial condition, and we may be unable to find suitable acquisition candidates consistent with our strategic objectives.

As part of our acquisition strategy, we acquired the businesses and certain assets of DDMS Holdings, LLC, AMTSystems, Inc., Healthcare Informatics Associates, Inc., Delta Health Systems, Inc. and Aware Interweave, Inc. during 2007 and 2008.  While acquisitions of other companies or businesses may present us with growth opportunities, they involve numerous risks, including:

•                  problems combining the acquired operations, technologies or products;

•                  unanticipated costs;

•                  diversion of management’s time and attention from our core business;

•                  adverse effects on existing business relationships with customers and suppliers;

•                  risks associated with entering markets in which we have no or limited prior experience;

•                  potential loss of key employees, particularly those of the acquired business; and

•                  continuing obligations to fund earn out payments or to repay acquisition financing.

There can be no assurance that we will be able to manage the integration of acquired businesses effectively or be able to retain and motivate key personnel from these businesses.  Any difficulties we encounter in the integration process could divert management from day-to-day responsibilities, increase our expenses and have a material adverse effect on our business, financial condition and results of operations.

For future acquisitions, we may not be able to find suitable acquisition candidates, we may not be able to complete acquisitions on favorable terms, if at all, and we may not be able to finance acquisitions on favorable terms, if at all.  Though we have no current plans for acquisitions, if we do complete acquisitions, we may not maintain or may weaken our competitive position or may not achieve our goals, or may be viewed negatively by customers, financial commentators or investors.  Acquisitions may disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business, operating results and financial condition.  Future acquisitions may reduce our cash available for operations, debt service and other uses and could result in an increase in amortization expense related to identifiable assets acquired, potentially dilutive issuances of equity securities or the incurrence of debt.

We depend on our existing senior management team and on recruiting and retaining additional senior managers in order to be successful, and the loss of or failure to recruit key executives could materially and adversely affect our business.

Our current and future performance depends, in significant part, upon retaining our existing senior management team, whose knowledge, leadership and technical abilities would be difficult to replace and recruiting and retaining qualified senior managers.  Our success also depends in part upon the ability of our executives to work effectively together and with the rest of our employees to continue to develop our technologies and services and to manage the operation and potential growth of our business.  We also must continue to develop and retain a strong core group of senior executives in order to realize our goal of growing our business and sustaining profitability.  We may be unsuccessful in our efforts.  The unplanned loss of the services of one or more of our executives could have an adverse effect on our business and profitability.

We are dependent on our allied customers and key industry relationships.

We maintain important relationships with hardware and software technology leaders.  We regard these relationships as more than traditional customer/supplier relationships and believe they represent an important lead referral source and sales channel for us.

There can be no assurance that we or our key relationships can continue to be successful in maintaining relationships with customers or that we or our allied customers could find adequate replacements if needed.  The loss of any of these allied customers or key relationships could result in the temporary or permanent cessation of a group of products or solutions and result in the loss of a portion of our existing and anticipated customer base and related revenue.

We depend on third-party suppliers and manufacturers to manufacture our products.  If these third parties experience any delay, disruption or quality control problems in their operations, or cease manufacturing our products, we could lose market share and revenues, and our reputation may be harmed.

A substantial portion of our products are manufactured, assembled, tested and packaged by third parties.  We rely on several suppliers and manufacturers to procure components and various products that we sell and, in some cases, subcontract engineering work.  Some of our products are manufactured by a single manufacturer and, if we were to lose the services of this manufacturer, finding a suitable replacement could prove particularly difficult. In most cases, we do not have long-term contracts with these third parties.  If our suppliers and manufacturers encounter financial or other business difficulties, if their strategic objectives change, or if they perceive us to no longer be an attractive customer, they may cease to manufacture our products and our business could be harmed.

The loss of the services of any of our primary manufacturers or a material change in the terms on which we do business with them could cause a significant disruption in operations and delays in product shipments, which could adversely impact our cash flow.  Qualifying a new manufacturer and commencing volume production is expensive and time consuming.

Our reliance on third-party suppliers and manufacturers also exposes us to the following risks over which we have limited control:

•                  inability to procure key required components for our finished products to meet our customers’ demands;

•                  unexpected increases in manufacturing and repair costs;

•                  unexpected reductions in payment terms;

•                  interruptions in shipments if one of our manufacturers is unable to complete production;

•                  inability to control the quality of finished products;

•                  inability to control delivery schedules;

•                  inability to obtain favorable pricing;

•                  unpredictability of manufacturing yields; and

•                  potential lack of adequate capacity to manufacture all or a part of the products we require.

If we are unable to provide our third-party suppliers and manufacturers with an accurate and timely forecast of our component and material requirements, we may experience delays in the manufacturing of our products and the costs of our products may increase.

We provide our third-party suppliers and manufacturers with forecasts of our demand that they use to determine their material and component requirements.  Lead times for ordering materials and components vary significantly and depend on various factors, such as the specific supplier, contract terms and demand and supply for a component at a given time.  Some of our components require substantial lead times. If our forecasts are less than our actual requirements, or are not delivered in a timely manner, our manufacturers may not be able to manufacture enough products to meet our needs.  If our forecasts are too high, our suppliers and manufacturers may be unable to use all of the components they have purchased on our behalf.  Therefore, the cost per unit of producing products for us may be higher and those costs may be passed through to us, which could reduce our margins or raise our product prices relative to our competitors.  Moreover, if they are unable to use certain components, we may be required to reimburse them for any losses they incur.

Our industry is highly competitive, and competitive pressures from existing and new companies may have a material adverse effect on our business, revenues, growth rates, market share, and profitability.

Our industry is highly competitive and influenced by many factors, including the following:

•                  advances in technology;

•                  introduction of new products and services;

•                  evolving industry standards;

•                  product improvements;

•                  rapidly changing customer needs;

•                  intellectual property invention and protection;

•                  marketing and distribution capabilities;

•                  competition from highly capitalized companies;

•                  competition from companies with stronger brand recognition and greater financial resources;

•                  entrance of new competitors;

•                  customer budget pressure on information technology spending; and

•                  price competition.

If we do not keep pace with product and technology advances, our products and services could be rendered obsolete, which would have a material adverse effect on our competitive position, revenues and prospects for growth.  There is also likely to be continued pricing pressure resulting from the economic downturn or as competitors attempt to maintain or increase market share.

The products manufactured and marketed by us and our competitors are becoming more complex.  As the technological and functional capabilities of our products increase, these products may begin to compete with products being offered by companies that have substantially greater financial, technical, marketing and manufacturing resources than we do.  We may not be able to compete successfully against these competitors, and competitive pressures may result in a material adverse effect on our business, revenues, growth rates, market share and profitability.

We also compete with certain of our key relationships from time to time.  If we are unable to maintain our relationships with them, we may be forced to compete directly with them for customers that we previously had served through our relationships.  We may also lose our key relationships as customers. Our key relationships generally have substantially greater financial, technical, marketing and manufacturing resources than we do and may be able to directly offer their customers solutions similar to those we offer.

If we fail to continue to introduce new products and services or replacement products that achieve sufficient market acceptance on a timely basis, we will not be able to compete effectively and we will be unable to increase or maintain revenues and profitability.

Our future success depends on our ability to develop and introduce new products, services and technology enhancements or replacement products that achieve sufficient market acceptance.  If we are unable to develop and introduce new products and services that respond to emerging technological trends and customers’ critical needs, our profitability and market share will suffer.  The process of developing new technology and related services is complex and uncertain, and if we fail to accurately predict customers’ changing needs or emerging technological trends, our business could be harmed.  We must commit resources to developing new products before knowing whether our investments will result in products the market will accept.  We may also have difficulty obtaining the capital resources necessary to develop and introduce new products.  We may encounter delays in manufacturing, producing and deploying new or improved products or offering new or improved services.  Our new products and services may not be commercially successful.  If we expend a significant amount of resources and our efforts do not lead to the successful introduction of new or improved products or services, there could be a material adverse effect on our business, profitability, financial condition and market share.

Demand for existing products may decrease following the announcement of new or improved products. Further, since products under development are often announced before introduction, these announcements may cause customers to delay purchases of our products, even if newly introduced, until new or improved versions of those products are available.  If customer orders decrease or are delayed during a product transition, we may experience a decline in revenue.  Our profitability might decrease if customers, who may otherwise choose to purchase existing products, instead choose to purchase lower priced models of new products.  Delays or deficiencies in the development, manufacturing, and delivery of, or demand for, our new or improved products would adversely affect our business and profitability.

If we are unsuccessful in expanding our professional services, we may fail to achieve our objectives.

We have been expanding our professional services and enhancing our technical knowledge to broaden our service offerings and to transition our business to focus on higher margin software applications, consulting and other professional services and away from the sale of hardware and related warranties.  To do so, we have been increasing our in-house talent pool and introducing new products for support and professional services, including through acquisitions of businesses that we believe complement our existing services.  We look to leverage new employees that are skilled in our business to reduce our dependence on outside assistance.  Our initiatives will include reducing dependence on outside service providers, determining specific methodologies and processes for meeting customer needs, conducting in-house training sessions, and leveraging business partnerships to increase professional services opportunities.  These initiatives have required, and will continue to require, significant investment by us, including expenses relating to the recruiting and training of these new employees.  There is no assurance that we will have adequate resources to continue to implement these initiatives or that they will improve the sales and profitability of our professional services.

Any failure in our ability to offer high-quality support and other services could have a material adverse effect on our sales and results of operations.

Once our products are integrated within our customers’ hardware and software systems, our customers may depend on our support organization to manage those systems and resolve any issues that may arise.  A high level of support is critical for the successful marketing and sale of our solutions.  If we do not effectively assist our customers in deploying our products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell our solutions to existing customers could be adversely affected, and our reputation with potential customers could be harmed.  Our failure to maintain high-quality support and services, or to adequately assist our key relationships in providing high-quality support and services, could result in customers choosing to use our competitors’ products and services instead of ours.

We rely on information technology and could be adversely affected if we are unable to maintain and upgrade our technology to remain competitive.

We have invested in sophisticated technologies and information systems to allow us to provide customized solutions to our customers’ needs.  We anticipate that it will be necessary to select, invest in and upgrade our technology and systems to maintain our competitiveness.  In the event of substantial improvements in technologies and equipment, we may be required to invest in new systems and equipment and to hire and retain qualified persons to implement and maintain them.  There can be no guarantee that we will be able to maintain and upgrade the technology and systems necessary for our business to remain competitive, and any disruption to or infiltration of our information technology systems could significantly harm our business and profitability.

If we are unable to protect our intellectual property rights or if third parties assert we are in violation of their intellectual property rights, we could be prevented from selling our products, the time and attention of management could be diverted from operating our business and our ability to attract new customers and retain current customers could be hampered, any of which could have a material adverse effect on our business, financial condition and results of operations.

We have 19 issued patents in the U.S. and four foreign patents issued related to wearable computers and RFID technology that manages medication delivery and administration.  We also have 15 patent applications pending with the U.S. Patent and Trademark Office and five foreign patent applications related to medication delivery and administration and a proprietary power solution specifically designed for mobile workstations, a system and method for live interactive distance learning, and related mobile wireless computer systems.  The patents for which we have received a final issuance have remaining legal lives that vary from 3 to 15 years.

We have also developed other proprietary solutions, including form-factor PC technologies designed specifically for low power consumption, handheld and kiosk point of sale devices and several customized software applications.  We seek to protect our proprietary information and technology through licensing agreements, third-party nondisclosure agreements and other contractual provisions, as well as through patent, trademark, copyright and trade secret laws in the U.S. and similar laws in other countries.  There can be no assurance that these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products.

Our competitors may independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete and to receive licensing revenues could be significantly impaired.  To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties.  Any such action could result in significant costs and diversion of our resources and management’s attention, and we may be unsuccessful in any such action.  In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing.  Furthermore, the laws of certain countries in which our products are or may be licensed do not protect our proprietary rights to the same extent as the laws of the U.S.

Third parties may assert claims of infringement of intellectual property rights against us or against our partners for which we may be liable under certain indemnification arrangements.  The failure to obtain a license on commercially reasonable terms or the entry of an injunction that impairs our ability to market certain products or services could have a material adverse effect on our business, reputation, profitability or financial condition. Any litigation regarding patent and other intellectual property rights could have a material adverse effect on our business and our ability to compete.

We may also be subject to claims from customers for indemnification.  Any resulting litigation, regardless of its resolution, could result in substantial costs and diversion of resources.  If it were determined that our products infringe upon the intellectual property rights of others, we would need to obtain licenses from these parties or reengineer our products in order to avoid infringement.  We might not be able to obtain the necessary licenses on acceptable terms or at all, or to reengineer our products successfully.  Moreover, if we are sued for infringement and lose the suit, we could be required to pay substantial damages or be enjoined from licensing or using the infringing products or technology, or both.  Any of these events could cause us to incur significant costs and prevent us from selling our products and could have material adverse effect on our business and our ability to compete.

We rely upon third parties for technology that is critical to our products, and if we are unable to continue to use this technology and future technology our ability to offer competitive products could be harmed and our costs of production could increase.

We obtain non-exclusive software license rights to technologies from third parties that are incorporated into and necessary for the operation and functionality of certain of our products.  Because the intellectual property for which we have obtained licenses is available from third parties, barriers to entry for our competitors may be lower than if we owned exclusive rights to these technologies.  On the other hand, if a competitor enters into an exclusive arrangement with any of our third-party technology providers, our ability to develop and sell products containing that technology could be severely limited.  Our success depends in part on our continued ability to have access to these technologies on commercially reasonable terms.  If we do not continue to hold or obtain licenses to use necessary technologies, we may be forced to acquire or develop alternative technology that may be of lower quality or performance standards.  This could limit and delay our ability to offer competitive products and increase our costs of production. As a result, our profitability and market share could be harmed.

Our products are complex and may contain undetected and unexpected defects, errors or failures.

Substantial product defects could result in product recalls, repairs or an increased amount of product returns, loss of market acceptance and damage to our reputation, which in turn could increase our costs, cause us to lose sales and have a material adverse effect on our profitability.  Product defects might also result in claims against us by our customers or others. In addition, the occurrence of any defects or errors in these products could result in cancellation of orders, difficulty in collecting accounts receivable, increased service and warranty costs in excess of our estimates, diversion of resources, and increased insurance costs and other losses to our business or to end-users.

Incompatibilities, defects or bugs in our products may not be detected until our customers begin to install the products or later.  We may need to modify the design of our new or improved products if they have incompatibilities, defects or bugs, which could result in significant expenditures, delays in product purchases or canceled orders.

Because we often sell our products on a purchase order basis, we are subject to uncertainties and variability in demand from our customers.

We sell our mobile workstations and other devices on a purchase order basis rather than pursuant to long-term contracts or contracts with minimum purchase requirements.  Consequently, the level and timing of our sales are subject to variations in demand from our customers.  Orders can be cancelled, reduced or delayed due to customer budget cycles, the introduction or anticipated introduction of new products or technologies or general economic conditions.  Generally, sales are sequentially down in the first quarter from the fourth quarter, higher in the second quarter, flat or slightly higher or lower in the third quarter, and strongest in the fourth quarter.  If we are unable to anticipate and respond to the demands of our customers, our business, financial position and operating results may be adversely affected.

Our products are subject to certain government regulations and noncompliance with, or a change in, those regulations could have a material adverse effect on our business, financial condition, and results of operations.

Our products are subject to regulation by federal, state and local agencies in the U.S. and agencies in certain foreign countries where our products are manufactured or sold.  There can be no assurance that we will be able to maintain compliance with these regulations, particularly if they were to change.  Regulatory changes may require us to make modifications to certain of our products so that we can continue to manufacture and market our products, which could result in unanticipated costs and delays.  Our failure to comply with these regulations, or delays resulting from modifications could have a material adverse effect on our business, financial condition and results of operations.

Armed hostilities, terrorism, natural disasters, or public health issues could harm our business.

Armed hostilities, terrorism, natural disasters, or public health issues, whether in the U.S. or abroad, could cause damage or disruption to us, our suppliers or customers, or could create political or economic instability, any of which could harm our business.  Any such events could, among other things, cause further instability in financial markets and could directly, or indirectly through reduced demand, negatively affect our facilities and operations or those of our customers or suppliers.  If our customers experience any disruptions in the solutions that we provide to them as a result of any such events, we may not be successful in alleviating the disruptions, particularly if many customers are affected by any of these events.

Risks Relating to our Indebtedness

We will need additional financing to fund our operations and finance our growth; we may be unable to obtain financing on terms acceptable to us.

We will be required to raise additional capital through either equity or debt financing to fund our operations, including any operating losses, and to implement our current or future strategies, including development of new products and strategic acquisitions.  Factors that could increase our need to seek additional financing include decreased demand and market acceptance for our products and services, the inability to successfully develop new products and services, competitive pressures resulting in lower pricing, new products and services offered by our competitors, and acquisition opportunities.  In addition, if our obligations under existing indebtedness are accelerated or when our existing credit facilities expire, we would likely need to obtain replacement debt financing.  The capital and credit markets in the United States continue to experience extreme volatility and disruptions, and the current turmoil affecting the financial markets and the banking system, as well as the possibility that financial institutions may consolidate or go out of business, have resulted in a tightening in the credit markets and a low level of liquidity in many financial markets.  These developments have made financing terms materially less attractive and, in some cases, made financing unavailable.  As a result, we may be unable to obtain any financing, including both new and replacement financing, that we might require to operate our business.  In particular, in this environment, it will be extremely difficult to obtain additional debt financing or to refinance or replace our existing indebtedness.

There can be no assurance that additional or replacement debt financing will be available to us on commercially reasonable terms or at all.  If we incur additional debt, our interest expense would increase.  If we raise capital through the sale of equity securities, the percentage ownership of our existing stockholders would be diluted.  Any new equity securities may have rights, preferences or privileges senior to those of our common stock, including liquidation preferences, dividend rights, board representation, and blocking rights for certain transactions and other matters.  If we are unable to obtain additional or replacement financing when we need it, our ability to fund our operations and meet our plans for expansion would be materially adversely affected.

The covenants in our credit facility may restrict our operations, which could inhibit our ability to execute our growth strategy and have a negative effect on our results of operations.

We have entered into an amended and restated loan and security agreement that provides us with a $12 million line of credit as well as two term loans with an aggregate principal amount of $10.5 million.  The term loans include a $5.5 million, 48 month amortizing loan and a $5.0 million convertible note due on November 1, 2014.  The loan agreement contains restrictions and covenants and requires us to maintain specified financial ratios and tests.  For example, the loan agreement restricts our ability, among other things, to incur additional indebtedness, to acquire other companies or the assets of other companies and to pay dividends without the lender’s consent.  If we fail to meet or satisfy any of the restrictions, covenants, financial ratios or financial tests, we would be in default under the loan agreement.  The loans are secured by all of our assets and the assets of our subsidiaries, as well as a pledge of the common stock of InfoLogix Systems Corporation (which is the entity through which we conduct substantially all of our operations).  We are also required by our lender to maintain a minimum cash balance of $1.0 million.

An event of default under the loan agreement would give the lender the right to declare all amounts outstanding under the credit facility due and payable and enforce its rights to foreclose on the collateral securing the loans.  The restrictions contained in the loan agreement could inhibit our ability to obtain financing and engage in other business activities that are important to our business and growth strategies, which could inhibit our ability to operate our business and increase our revenues and profitability.

Our indebtedness could adversely impact our financial condition.

As a result of the amended and restated loan and security agreement, we had approximately $19.6 million of total indebtedness outstanding, including short-term debt and approximately $7.5 million under our credit facility, on January 29, 2010.  We may increase the amount of our indebtedness in the future, which could have an important impact on our stockholders.  An increase in our indebtedness could:

•                  cause us to violate certain provisions contained in our loan agreement;

•                  make us more vulnerable to economic downturns and limit our flexibility to plan for or react to changes in business and economic conditions;

•                  limit our ability to withstand competitive pressures through increases in our cost of capital; and

•                  harm our ability to obtain additional debt or equity financing in the future.

If any of the foregoing were to occur, our ability to execute our business and growth strategies would be impaired and our results of operations could be harmed.

Interests of our controlling stockholder may conflict with the interest of our other stockholders.

The selling stockholder, HTI, a wholly owned subsidiary of our senior lender Hercules, owns approximately 46% of our outstanding common stock on a fully diluted basis and shares having approximately 72% of our total voting power.  HTI may have interests that differ from our other stockholders’ interests, and it may vote in a way adverse to these interests.  Additionally, HTI has and will continue to have control over the outcome of certain matters requiring stockholder approval, including the power to, among other things, elect our board of directors, amend our certificate of incorporation or by-laws and approve extraordinary transactions, including mergers, acquisitions or dispositions of all or substantially all of our assets.

HTI may also prevent or cause a change of control, delay a change of control, or cause a change of control to occur at a time when it is not favored by other stockholders.  This could deprive other stockholders of an opportunity to receive a premium for their common stock as part of a sale of our Company and may adversely affect the market price of our common stock.  HTI’s ability to employ anti-takeover measures is strengthened due to the security ownership of its parent, Hercules, which owns securities convertible into approximately 37% of our outstanding common stock on a fully diluted basis.  See also the risk factor “Provisions in our organizational documents and under Delaware law, as well as governance rights and security ownership of HTI and Hercules, may delay or prevent attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us” and “Description of Our Capital Stock — Anti-takeover Provisions in our Governance Structure” beginning on page 20 of this prospectus.

In addition, HTI and its affiliates may engage in business with companies that may compete with us or with our subsidiaries.  HTI is not obligated to advise us of any investment or business opportunities of which they are aware, and they are not prohibited or restricted from competing with us or with our subsidiaries.

Our controlling stockholder has the contractual right to nominate three members of our Board of Directors.

Under the terms of a debt conversion agreement between us and HTI, HTI has the contractual right to nominate three of the seven voting members of our Board of Directors.  In addition, another member of our Board of Directors must be mutually agreed upon by us and HTI.  Our Board of Directors appoints the members of our senior management.  As a result, HTI has significant influence over the appointment of the members of our senior management and may be able to prevent any changes in senior management that other stockholders, or that other members of our Board of Directors, may deem advisable.  Due to the significant influence of HTI on our Board of Directors, HTI has the power to influence all decisions of the Board of Directors, including whether to approve extraordinary transactions, mergers, acquisitions or dispositions of all or substantially all of our assets.

Our stockholders do not have the same protections available to other stockholders of NASDAQ-listed companies because we are currently a “controlled company” within the meaning of NASDAQ Listing Rules.

The selling stockholder, HTI, currently controls a majority of our outstanding common stock.  As a result, we are a “controlled company” within the meaning of the rules governing companies with stock quoted on The

NASDAQ Capital Market.  As a controlled company, we qualify for, and may and intend to rely upon, exemptions from several corporate governance requirements, including requirements that:

•                  a majority of the board of directors consist of independent directors;

•                  compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee comprised solely of independent directors; and

•                  director nominees be selected or recommended to the board of directors by a majority of its independent directors or by a nominating committee that is composed entirely of independent directors.

Additionally, pursuant to our debt conversion agreement with HTI, HTI has the right to have its nominees represented on our Compensation and Nominating and Corporate Governance Committees.  Accordingly, our stockholders will not be afforded the same protections as stockholders of other NASDAQ-listed companies for so long as HTI owns a majority of our outstanding common stock.

Risks Relating to our Common Stock

Our stock may be subject to delisting from The NASDAQ Capital Market if the closing bid price for our common stock is not maintained at $1.00 per share or higher.

Our common stock is listed on The NASDAQ Capital Market, which imposes, among other requirements, a minimum bid requirement.  The price of our common stock must trade at or above $1.00 to comply with the minimum bid requirement for continued listing.  Our common stock had been trading below $1.00 since October 28, 2008.  On September 16, 2009, we received a deficiency letter from the NASDAQ Stock Market stating that we no longer met the minimum $1.00 per share requirement.  We had a grace period of 180 calendar days, or until March 15, 2010, to regain compliance, which would occur if the bid price of our stock closed at $1.00 per share or more for a minimum of 10 consecutive business days.  On January 5, 2010, we amended our certificate of incorporation to effect a one-for-twenty-five reverse stock split of our issued and outstanding shares of common stock in an attempt to increase the trading price of our common stock and to regain compliance with the minimum bid price rule and avoid delisting of our stock.  The reverse stock split was reflected on The NASDAQ Capital Market at the opening of trading on January 6, 2010.  Since that date, the closing price of our common stock has ranged from a low of $2.30 to a high of $4.75.  As such, on January 21, 2010, we received a notice from NASDAQ that we have regained compliance with the minimum bid price requirement and the matter is now closed.  There is no guarantee that the market price of our common stock will continue to trade above $1.00 or that we will continue to comply with the minimum bid requirement.  If we fail to maintain compliance with the continued listing standards, a delisting could adversely affect the market liquidity of our common stock and the market price of our common stock could decrease and could also adversely affect our ability to obtain financing for the continuation of our operations and/or result in the loss of confidence by investors, customers, suppliers and employees.

Our stock may be delisted from The NASDAQ Capital Market if we do not maintain certain levels of stockholders’ equity, market value of listed securities, or net income from continuing operations.

Our common stock is listed on The NASDAQ Capital Market, which imposes, among other requirements, a requirement that a listed company maintain either a minimum of $2.5 million in stockholders’ equity, a minimum of $35.0 million of market value of listed securities, or a net income from continuing operations of at least $500,000 in the most recently completed fiscal year or in two of the three most recently completed fiscal years.  On August 19, 2009, we received a letter from NASDAQ, notifying us that we were not in compliance with these requirements.  On October 30, 2009, we received notice that NASDAQ granted our request for an extension to regain compliance with these requirements.  We had until November 20, 2009 to regain such compliance.  On November 25, 2009, we received notice from NASDAQ that we have regained compliance with the $2.5 million stockholders’ equity requirement for continued listing on The NASDAQ Capital Market.  NASDAQ, however, will continue to monitor our ongoing compliance with the stockholders’ equity requirement and, if at the time of our next periodic report, we do not evidence compliance with that requirement, we may be subject to delisting.  Any such delisting could adversely affect the market liquidity of our common stock and the market price of our common stock could decrease and could also adversely affect our ability to obtain financing for the continuation of our operations and/or result in the loss of confidence by investors, customers, suppliers and employees.

Applicable SEC rules governing the trading of “penny stocks” may limit the liquidity of our common stock which may affect its trading price.

Our common stock may be considered a “penny stock” and be subject to SEC rules and regulations that impose limitations upon the manner in which our shares may be publicly traded. These regulations require the delivery, before any transaction involving a penny stock, of a disclosure schedule explaining the penny stock market and the associated risks. Under these regulations, certain brokers who recommend such securities to persons other than established customers or certain accredited investors must make a special written suitability determination regarding the purchaser and receive the purchaser’s written agreement to a transaction before a sale. These regulations could have the effect of limiting the trading activity of our common stock and reducing the liquidity of an investment in our common stock. Therefore, our stockholders may find it difficult to obtain accurate quotations of our common stock and/or to sell their shares.

The market price of our common stock may continue to be highly volatile and continue to be subject to wide fluctuations.

The market price of our common stock is likely to be highly volatile and could be subject to wide fluctuations in response to a number of factors that are beyond our control, including:

•                  announcements of new products or services by our competitors;

•                  quarterly variations in our revenues and operating expenses;

•                  our announcements of technological innovations or new products or professional services;

•                  sales of common stock by our directors and executive officers or the selling stockholder named in this prospectus; and

•                  continuing uncertainty and adverse developments in the overall stock market.

If a substantial number of our shares of common stock become available for sale and are sold in a short period of time, the market price of our shares of common stock could decline.

It is anticipated that prior to the effective date of this registration statement, we will have approximately 1,030,311 million shares of common stock that were available to be publicly traded. We are filing this registration statement covering the resale by the selling stockholder of up to 3,364,738 shares of our common stock. Although our common stock is listed on The NASDAQ Capital Market, it does not have a high average trading volume. For example, since we became listed on NASDAQ in September 2007, our average daily trading volume has been approximately 1,939 shares.  Our low trading volume may cause the price of our common stock to be volatile. The last reported sale price of our common stock on NASDAQ on January 28, 2010 was $2.50.

If the selling stockholders sell substantial amounts of our shares of common stock, the market price of our shares of common stock could decrease significantly.  The perception in the public market that the selling stockholders might sell our shares of common stock could also depress our market price.  The number of shares of common stock that will be available to be publicly traded after the effective date of this registration statement will increase by approximately 327%.

There may be a limited public market for our securities.

Although we are listed on The NASDAQ Capital Market, there can be no assurance that the trading of our common stock will be sustained. If our common stock fails to qualify for continued listing on The NASDAQ Capital Market or for listing on another registered stock exchange, trading, if any, in our common stock would be conducted on the Over-the-Counter Bulletin Board or in what are commonly referred to as “pink sheets.”  As a result, our stockholders may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our common stock, and our common stock would become substantially less attractive for margin loans, for investment by financial institutions, as consideration in future capital raising transactions or other purposes.  An active public market for shares of our common stock may not develop, or if one should develop, it may not be sustained.  Therefore, our stockholders may not be able to find purchasers for their shares of our common stock.

We do not expect to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to support the development and expansion of our business and do not anticipate paying cash dividends in the foreseeable future.  Any payment of future dividends will be at the discretion of our board of directors after taking into account various factors, including, but not limited to, our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time.  Our amended and restated loan and security agreement with Hercules currently restricts our ability to pay dividends on our common stock.  Accordingly, our stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to make a positive return on their investment. Investors seeking cash dividends should not purchase our common stock.

Failure to achieve and maintain effective internal controls could have a material adverse effect on our business, operating results and stock price.

Effective internal controls, particularly those related to revenue recognition, are necessary for us to produce reliable financial reports and are important in helping prevent financial fraud.  If we are unable to achieve and maintain adequate internal controls, our business and operating results could be harmed.  We completed our second year of documentation and testing of our internal control procedures to satisfy the requirements of Section 404(a) of the Sarbanes Oxley Act of 2002 and the related rules of the Securities and Exchange Commission, which require, among other things, our management to assess annually the effectiveness of our internal controls over financial reporting.  Beginning with our annual report on Form 10-K for the year ended December 31, 2010, we will also be required to have our independent registered public accounting firm issue a report on the effectiveness of our internal controls. If our management were to conclude that our internal control over financial reporting was inadequate, our stockholders could lose confidence in our reported financial information and the price of our stock could drop significantly.

Provisions in our organizational documents and under Delaware law, as well as governance rights and security ownership of HTI and Hercules, may delay or prevent attempts by our stockholders to change our management and hinder efforts to acquire a controlling interest in us.

Certain provisions of our certificate of incorporation and by-laws may strengthen our board of directors’ position in the event of a hostile takeover attempt.  These provisions have the effect of providing stockholders may only remove a director by a majority vote of all shares outstanding and entitled to vote at a special meeting called for that purpose, that stockholders may only call a special meeting by the request, in writing, of stockholders owning individually or together ten percent or more of our entire capital stock outstanding and entitled to vote, and that we may issue preferred stock with such rights, preferences, privileges and limitations as our Board of Directors may establish.

In addition, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns or within the last three years has owned 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.  Accordingly, Section 203 may discourage, delay or prevent a change in control of our company.

Furthermore, HTI’s rights to representation on our Board of Directors, the controlling ownership interest currently held by HTI and the ability of HTI and its parent corporation, Hercules, to further increase their holdings of our common stock could be a significant deterrent to any other person interested in acquiring a controlling interest in us.

See also “Description of Our Capital Stock — Anti-takeover Provisions in our Governance Structure” beginning on page 20 of this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we incorporate by reference in this prospectus contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on our current expectations, estimates, forecasts and projections about our company and our industry.  These forward-looking statements reflect our current views about future events and can be identified by terms such as “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “should,” “project,” “plan” and similar expressions, although not all forward-looking statements contain such identifying words.  You are cautioned not to place undue reliance on these forward-looking statements.  These forward-looking statements are not guarantees of future events and involve risks and uncertainties that are difficult to predict and are based upon assumptions that may prove to be incorrect.  Important factors that may cause actual results to differ from projections include the following, among other factors:

•                  our ability to refinance, replace or restructure our current indebtedness and to comply with the financial covenants and other terms and conditions contained in the agreements governing our indebtedness or any replacement indebtedness;

•                  our ability to operate profitably and manage the growth of our business;

•                  further changes in economic, business or industry conditions;

•                  our ability to find additional financing necessary to support our operations and strategic objectives while also maintaining our focus on operating and developing our business;

•                  our ability to successfully integrate acquisitions with our existing operations;

•                  our ability to retain, replace and hire experienced senior management;

•                  our relationships with our customers, key industry relationships, suppliers and other third parties on which we rely;

•                  competition in the industries in which we compete;

•                  our ability to introduce new products and services and maintain products and service quality;

•                  our ability to protect our intellectual property rights; and

•                  restrictions on our operations contained in our loan and security agreement or agreements for any replacement indebtedness.

We have disclosed additional important factors that could cause actual outcomes and results to differ materially from the forward-looking statements under “Risk Factors” beginning on page 4 of this prospectus and elsewhere in this prospectus and in the documents we incorporate by reference in this prospectus. We do not undertake any obligation to update or revise any forward-looking statements to reflect new information, future events or otherwise, except as required by federal securities laws.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of our common stock by the selling stockholder pursuant to this prospectus.  If the selling stockholder exercises, on a cash basis and in full, the warrant underlying the shares being registered, we will receive a gross amount of $1,250,000.  We will use such funds, if any, for working capital and general corporate purposes.  We will not receive any proceeds from the exercise of the warrants on a cashless basis.

SELLING STOCKHOLDER

On January 5, 2010, we effected a one-for-twenty-five reverse stock split of our issued and outstanding shares of common stock, par value $0.00001 per share.  Unless otherwise indicated, all share amounts discussed below reflect the post-split number of shares of our common stock.

On November 20, 2009, we and our subsidiaries (collectively, the “Borrowers”) completed a restructuring transaction with Hercules Technology Growth Capital, Inc. (“Hercules”) and Hercules Technology I, LLC, a wholly-owned subsidiary of Hercules (“HTI”), pursuant to which $5 million of the Borrowers’ outstanding debt was converted into shares of our common stock and a warrant to purchase shares of our common stock, and the remaining outstanding debt with Hercules was otherwise restructured (the “Hercules Restructuring”).  The Hercules Restructuring also provided us with up to $5 million in additional availability under a revolving credit facility with Hercules.  In connection with the Hercules Restructuring, on November 20, 2009, we entered into a Debt Conversion Agreement with HTI, pursuant to which HTI exchanged $5 million in existing indebtedness (the “Conversion Amount”) for (i) 2,691,790 shares (the “Conversion Shares”) of our common stock, and (ii) a warrant to purchase 672,948 shares of our common stock (the “Warrant Shares”) at an exercise price of $1.8575 per share

(the “Warrant”).  The Warrant has a five year term, is currently exercisable, and allows for cashless exercise at the option of HTI.

In connection with the Debt Conversion Agreement, on November 20, 2009, we and HTI entered into a Registration Rights Agreement whereby we agreed to file within 120 days after the closing of the Hercules Restructuring a shelf registration statement with the SEC covering the resale of the Conversion Shares and the Warrant Shares (the “HTI Registration Rights Agreement”).  Pursuant to the HTI Registration Rights Agreement, we are registering the resale by the selling stockholder from time to time of up to 3,364,738 shares, $0.00001 par value per share, of our common stock, which consists of the Conversion Shares and the Warrant Shares. The selling stockholder, including its transferees, pledgees or donees or their successors, may from time to time offer and sell under this prospectus or a supplement hereto any or all of the shares of common stock. In the event that a sale is to be made pursuant to this prospectus by a pledgee or other transferee, we will provide appropriate information regarding such pledgee or transferee by a prospectus supplement or post-effective amendment, if necessary, naming such pledgee or transferee as a selling stockholder.

Under the Debt Conversion Agreement, HTI has the right to nominate three directors to our Board of Directors (the “HTI Directors”).  Currently, Mark S. Denomme, Manuel A. Henriquez and Roy Y. Liu serve on our Board of Directors as the HTI Directors. In addition, one director must be mutually agreed on by us and HTI (the “Joint Director”).  HTI will continue to have the right to nominate at least three directors until we repay the term loan portions of our debt to Hercules and achieve certain financial results.

The following table sets forth the name of the selling stockholder and the number of shares of common stock beneficially owned by the selling stockholder before the offering and the shares that may be offered using this prospectus. The number of Warrant Shares included in the “Number of Shares being Offered” column assumes the full cash exercise of the Warrant. The selling stockholder will act independently of us in making decisions with respect to the timing, manner and size of the sale or sales of our common stock covered by this prospectus.  We cannot estimate the number of shares the selling stockholder will hold after the completion of the offering by the selling stockholder because it may sell all or a portion of the shares offered by this prospectus and we do not know if the selling stockholder will exercise the Warrant. We have assumed for purposes of this table that none of the shares offered by this prospectus will be held by the selling stockholder after the completion of this offering. Our registration of the shares of common stock held by the selling stockholder does not necessarily mean that the selling stockholder will sell all or any of the shares.

The information presented below is based upon information obtained from the selling stockholder, information in our possession regarding the issuance of shares of common stock and the Warrant in connection with the Hercules Restructuring, and information filed by the selling stockholder with the SEC.  The percentage of shares owned after the offering set forth in the table below are based on 3,722,101 shares of our common stock outstanding on January 28, 2010 and the Warrant Shares.

The selling stockholder has represented to us that it is not a broker-dealer or affiliated with a broker-dealer.

	Shares of Common Stock Owned	Number of Shares being Offered		Shares Owned after Offering
Name of Beneficial Owner	Before the Offering(1)	Conversion Shares	Warrant Shares	Number	Percent(3)
Hercules Technology, Inc. (2)	3,364,738	2,691,790	672,948	0	*

*  Less than 1%.

(1)  The number of shares presented in this table as owned before the offering by the selling stockholder includes all shares of common stock issuable upon the cash exercise of the warrant issued to that stockholder pursuant to the Hercules Restructuring.

(2)  Based on information provided pursuant to a Schedule 13D filed jointly by Hercules and HTI on November 30, 2009 with the SEC, Hercules, the parent corporation of HTI, has shared voting and dispositive power over these securities.  Hercules also has sole voting and dispositive power over 10,000 shares that may be acquired upon the exercise of a currently exercisable warrant held directly by Hercules.  Hercules also has the ability to acquire 2,691,790 shares of our common stock upon conversion of a portion of our term loan principal and an indeterminate number of our shares upon conversion of a portion of the interest on our term loan. The principal place of business of both Hercules and HTI is 400 Hamilton Avenue, Suite 310, Palo Alto, California 94301.  In connection with the rights of HTI under the Debt Conversion Agreement,  Manuel A. Henriquez, who is the co-founder, Chairman and CEO of Hercules, and Mark S. Denomme and Roy Y. Liu, who are Managing Directors of Hercules, are also members of our Board of Directors.

(3)  The selling stockholder’s sale of shares offered by this prospectus would not impact the holdings by its parent corporation, Hercules, of securities convertible into shares of our common stock.  If HTI sells all of the shares offered hereby, Hercules would continue to hold a warrant exercisable for 10,000 shares of our common stock and also have the ability to convert a portion of our term loan principal into 2,691,790 shares of our common stock and a portion of our term loan interest into an indeterminate number of shares.

DESCRIPTION OF CAPITAL STOCK

We are authorized to issue 100,000,000 shares of common stock, par value $0.00001 per share, and 10,000,000 shares of preferred stock, par value $0.00001 per share.  The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our certificate of incorporation and by-laws filed as exhibits to the registration statement, of which this prospectus forms a part, and to Delaware corporate law.  These documents are filed as exhibits to the registration statement of which this prospectus is a part.

On January 5, 2010, we effected a one-for-twenty-five reverse stock split of our issued and outstanding shares of common stock, par value $0.00001 per share.  The reverse stock split did not change the number of shares we have authorized for issuance or the par value of our shares.  Unless otherwise indicated, all share amounts discussed herein reflect the post-split number of shares of our common stock.

As of January 28, 2010, we had 3,722,101 shares of common stock outstanding, held by 173 stockholders of record as of such date.  As of January 28, 2010, there were no shares of preferred stock outstanding.

Common Stock

Each holder of common stock is entitled to one vote per share. Our certificate of incorporation does not provide for cumulative voting.  All elections for directors are decided by plurality vote and, except as otherwise provided by our certificate of incorporation or the laws of the State of Delaware, all other questions are decided by the vote of a majority of the stockholders present, in person or by proxy, at the meeting assuming a quorum is present.  Holders of our common stock are entitled to receive dividends, if any, as declared by our Board of Directors out of legally available funds.  For so long as HTI, together with any of its affiliates, owns at least 25% of the issued and outstanding shares of our common stock, HTI is required to vote or cause to be voted all of the shares of our common stock owned by HTI or any of its affiliates at any regular or special meeting of Company’s stockholders called for the purpose of filling positions on the Board of Directors, or must execute a written consent in lieu of such meeting of stockholders for the purpose of filling positions on the Board of Directors, and must take all actions necessary or desirable in its reasonable control, to ensure that our Board of Directors is comprised of the Joint Director, our chief executive officer, the HTI Directors and such other persons who are “independent” under the NASDAQ Listing Rules and the SEC rules applicable to audit committees, that are nominated for election by the affirmative vote of all of the members of the Nominating Committee to fill the remaining positions on our Board of Directors.

The current policy of our Board of Directors is to retain earnings, if any, to fund our operations and growth.  Our amended and restated loan and security agreement with Hercules currently restricts our ability to pay dividends on our common stock.  Upon a liquidation, winding up, or dissolution, holders of our common stock are entitled to share ratably in all of our assets that are available for distribution.  The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely effected by, the rights of holders of any series of our preferred stock, which may be designated solely by action of our Board of Directors and issued in the future.

Preferred Stock

Our Board of Directors is authorized, subject to any limitations prescribed by law, without further vote or action by the stockholders, to issue from time to time shares of preferred stock in one or more series.  Each such series of our preferred stock will have such number of shares, designations, preferences, voting powers, qualifications and special or relative rights or privileges as determined by our Board of Directors.

Warrants

As of January 28, 2010, we had outstanding warrants to purchase an aggregate of 29,000 shares of our common stock at an exercise price of $50 per share, and warrants to purchase an aggregate of 759,948 shares of our common stock at an exercise price of $1.8575 per share.  The exercise price and/or number of shares of common stock issuable upon exercise of the warrants may be adjusted in certain circumstances, including subdivisions and stock splits, stock dividends, combinations, reorganizations, reclassifications, consolidations and mergers.

This prospectus covers 672,948 shares of our common stock issuable upon the exercise of warrants.  Such warrants are exercisable at a price of $1.8575 per share.

Anti-Takeover Provisions in our Governance Structure

Certain provisions of our certificate of incorporation, our by-laws and applicable state law, as well as aspects of the Hercules Restructuring, could delay or prevent a change in control of our Company.

Certificate of Incorporation and By-Laws

Our certificate of incorporation and by-laws provide:

•                  that directors can be removed only upon the vote of a majority of all the shares of stock outstanding and entitled to vote at a special meeting of the stockholders called for such purpose;

•                  that we may issue preferred stock with such rights, preferences, privileges and limitations as our Board of Directors may establish; and

•                  that special meetings of stockholders may only be called by the chairman of our Board of Directors, a majority of our Board of Directors, or holders, individually or in the aggregate, of ten percent or more of our entire capital stock of the Company issued and outstanding and entitled to vote.

Delaware General Corporation Law

Section 203 of the Delaware General Corporation Law applies to us because we are a publicly-traded Delaware corporation. Pursuant to Section 203, with certain exceptions, a Delaware corporation may not engage in any of a broad range of business combinations, such as mergers, consolidations and sales of assets, with an “interested stockholder,” as defined below, for a period of three years from the date that person became an interested stockholder, unless:

•                  the transaction that results in a person becoming an interested stockholder or the business combination is approved by the board of directors of the corporation before the person becomes an interested stockholder;

•                  upon consummation of the transaction that results in the stockholder becoming an interested stockholder, the interested stockholder owns 85% or more of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by persons who are directors and also officers and shares owned by certain employee stock plans; or

•                  on or after the time the person becomes an interested stockholder, the business combination is approved by the corporation’s board of directors and by holders of at least two-thirds of the corporation’s outstanding voting stock, excluding shares owned by the interested stockholder, at a meeting of stockholders.

Under Section 203, an “interested stockholder” is defined as any person, other than the corporation and any direct or indirect majority-owned subsidiary, that is:

•                  the owner of 15% or more of the outstanding voting stock of the corporation; or

•                  an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately before the date on which it is sought to be determined whether such person is an interested stockholder.

Section 203 does not apply to business combinations with HTI or Hercules because the Hercules Restructuring was approved by our Board of Directors.

Governance Rights and Security Ownership of HTI and Hercules

HTI’s rights to representation on our Board of Directors, the controlling ownership interest currently held by HTI and the ability of HTI and its parent corporation, Hercules, to further increase their holdings of our common stock could be a significant deterrent to any other person interested in acquiring a controlling interest in us.

HTI has the right and will continue to have the right to nominate three directors to our Board of Directors until (i) we repay the term loans, and (ii) we maintain a consolidated total leverage ratio of 1.5 to 1 for a rolling twelve months ending on each of four consecutive quarters, in which case, one HTI Director will not stand for re-election at the next annual meeting of stockholders following the occurrence of either of those events. No HTI

Directors will stand for reelection at the next annual meeting of stockholders following (i) our payment in full of all obligations under our amended and restated loan agreement with Hercules, and (ii) HTI owning less than 10% of our issued and outstanding common stock.  HTI also has the right to have one HTI Director sit on the Nominating and Governance and Compensation Committees of the Board of Directors.  For so long as HTI and its affiliates own at least 25% of the issued and outstanding common stock, HTI has agreed to, and shall cause its affiliates to, vote for the HTI Directors, the Joint Director, the Chief Executive Officer and those persons who are independent and nominated by all members of the Nominating and Governance Committee.  These rights may delay or prevent others from effecting change in the composition of our Board of Directors.

Hercules, the parent corporation of our majority stockholder HTI, is the beneficial owner of 3,374,738 shares of our common stock or 76.61% of the beneficial ownership of our common stock, as calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.  This consists of 2,691,790 shares held directly by HTI and 672,948 shares that may be acquired upon the exercise of a warrant held directly by HTI, as well as 10,000 shares that may be acquired upon the exercise of a warrant held directly by Hercules. Furthermore, pursuant to the terms of our amended and restated loan agreement, a portion of our term loan with Hercules may be converted into a maximum 2,691,790 shares of our common stock at Hercules’ option, or automatically if the 90-day volume weighted adjusted price of our common stock exceeds five times the conversion price, and also has the option to convert certain term loan interest into an indeterminate number of shares of our common stock.  On a fully diluted basis, Hercules and HTI own approximately 82.97% of our common stock, not including the common stock that could be acquired upon conversion of term loan interest.  If Hercules or HTI acquires our common stock pursuant to the exercise of the warrants held by them or the conversion of Term Loan B principal or interest, it will have a significant dilutive effect on the ownership interests of our other stockholders and could therefore limit another stockholder’s ability to obtain a controlling ownership interest in our Company.  In addition, the ability of Hercules and HTI to exercise their rights to acquire additional shares of our common stock at any time gives them the ability to exercise those rights strategically as a defensive response to a contested takeover attempt.

Transfer Agent

The transfer agent and registrar for our common stock is StockTrans, Inc.

PLAN OF DISTRIBUTION

The selling stockholder may sell all or a portion of the shares of common stock it beneficially owns and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholder will be responsible for underwriting discounts or commissions or agent’s commissions. The sales may be conducted in the open market or in privately negotiated transactions and at prevailing market prices, fixed prices or negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•                  on any national securities exchange or quotation service on which the shares of common stock may be listed or quoted at the time of sale;

•                  in the over-the-counter market;

•                  in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•                  through the writing of options, whether such options are listed on an options exchange or otherwise;

•                  in ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•                  in block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•                  through purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•                  in an exchange distribution in accordance with the rules of the applicable exchange;

•                  in privately negotiated transactions;

•                  through short sales;

•                  in sales pursuant to Rule 144;

•                  through the sale by broker-dealers of a specified number of such shares at a stipulated price per share;

•                  in a combination of any such methods of sale; and

•                  through any other method permitted pursuant to applicable law.

If the selling stockholder effects such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the shares of common stock or otherwise, the selling stockholder may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging positions they assume. The selling stockholder may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions and to return borrowed shares in connection with such short sales. The selling stockholder may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholder may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholder also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest, will be the selling beneficial owners for purposes of this prospectus.

The selling stockholder and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholder and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that the selling stockholder will sell any or all of the shares of common stock registered pursuant to the registration statement, of which this prospectus forms a part.

The selling stockholder and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, to the extent applicable, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholder and any other participating person. To the extent applicable, Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock, estimated to be $68,071 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholder will pay all underwriting discounts and selling commissions, if any, and all fees and expenses of counsel for the selling stockholder. We have agreed to indemnify the selling stockholder against certain losses, claims, damages and liabilities, including liabilities under the Securities Act, and we may be indemnified by the selling stockholder against liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable.

LEGAL MATTERS

Drinker Biddle & Reath LLP, Philadelphia, Pennsylvania, has provided us with an opinion as to the validity of the common stock offered by this prospectus.

EXPERTS

The consolidated financial statements as of December 31, 2008 and for each of the years in the two-year period ended December 31, 2008 have been provided in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note A to the financial statements) dated April 15, 2009, of McGladrey & Pullen, LLP, an independent registered public accounting firm, given on their authority as experts in auditing and accounting.  The consolidated financial statements as of December 31, 2006 and for the year ended December 31, 2006 have been provided in reliance on the report dated March 23, 2007, except for Note A, Reclassifications, and Note U, which is dated March 27, 2008, of Asher & Co., Ltd., an independent registered public accounting firm, given on their authority as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

We are a reporting registrant under the Securities Exchange Act of 1934, as amended. Our website address is http://www.infologix.com. The information included on our website is not included as a part of, or incorporated by reference into, this prospectus. We will make available through our website free of charge our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after we have filed or furnished such material to the SEC.

You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

We have filed with the SEC a registration statement on Form S-3 under the Securities Act to register the resale of the shares pursuant to this prospectus. The term “registration statement” means the original registration statement and any and all amendments thereto, including the schedules and exhibits to the original registration statement or any amendment. This prospectus is part of that registration statement. This prospectus does not contain all of the information set forth in the registration statement or the exhibits to the registration statement. For further information with respect to us and the shares of common stock we are offering pursuant to this prospectus, you should refer to the registration statement and its exhibits. You may read or obtain a copy of the registration statement at the SEC’s public reference facilities and Internet site referred to above.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” in this prospectus certain information we file with the SEC, which means that we may disclose important information in this prospectus by referring you to the document that contains the information. The information incorporated by reference is considered to be a part of this prospectus, and the information we file later with the SEC will automatically update and supersede the information filed earlier. We incorporate by reference the documents listed below, all filings filed by us pursuant to the Exchange Act after the date of this registration statement and prior to effectiveness of this registration statement, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the offering of the shares covered by this prospectus is completed; provided, however, that we are not incorporating by reference any additional documents or information furnished and not filed with the SEC:

•                  our Annual Report on Form 10-K for the year ended December 31, 2008.  For purposes of this Registration Statement, such Annual Report on Form 10-K shall be deemed to be modified only to the extent set forth in the Selected Financial Data provided in Exhibit 99.1 hereto;

•                  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009;

•                  our Quarterly Report on Form 10-Q for the quarter ended June 30, 2009;

•                  our Quarterly Report on Form 10-Q for the quarter ended September 30, 2009;

•                  our Current Reports on Form 8-K filed with the SEC on May 13, 2009, May 14, 2009, June 4, 2009, July 27, 2009, August 5, 2009, August 13, 2009, August 14, 2009, August 21, 2009, September 21, 2009, September 29, 2009, October 6, 2009, October 9, 2009, October 19, 2009, November 12, 2009, November 23, 2009, November 25, 2009 and January 5, 2010 (in each case, only to the extent filed and not furnished); and

•                  the description of our common stock contained in our Registration Statement on Form 10 dated September 17, 2007, and all amendments or reports filed with the SEC for the purpose of updating such description.

You may obtain copies of any of these filings by contacting us at the address and phone number indicated below or by contacting the SEC as described above. You may request a copy of these filings, and any exhibits we have specifically incorporated by reference as an exhibit in this prospectus, at no cost, by writing or telephoning our Chief Financial Officer at:

InfoLogix, Inc.

101 E. County Line Road, Suite 210

Hatboro, PA 19040

(215) 604-0691

Attention: Chief Financial Officer

3,364,738 Shares of Common Stock

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimated except the SEC registration fee.

Securities and Exchange Commission registration fee	$571

Printing expenses	$5,000

Accounting fees and expenses	$10,000

Legal fees and expenses	$50,000

Miscellaneous	$2,500

Total	$68,071

Item 15. Indemnification of Directors and Officers.

Section 145 of the Delaware General Corporation Law (“DGCL”) provides, in general, that a corporation incorporated under the laws of the State of Delaware, such as the Registrant, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful.  In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our certificate of incorporation and by-laws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract.  Any repeal or modification of these provisions approved by our stockholders will be prospective only, and will not adversely affect any limitation on the liability of our directors or officers existing as of the time of such repeal or modification.

We have also entered into an Indemnification Agreement with each of Mark S. Denomme, Manuel A. Henriquez and Roy Y. Liu, who are members of our Board of Directors.  Pursuant to the Indemnification Agreements, we have agreed to indemnify Messrs. Denomme, Henriquez and Liu to the fullest extent permitted under Delaware law against all expenses, judgments, costs, fines and amounts paid in settlement actually incurred by them in connection with any civil, criminal, administrative or investigative action brought against them by reason of their relationship with us.  The Indemnification Agreements provide for indemnification rights regarding third-party claims and in certain circumstances, proceedings brought by or in the rights of the Company.  In addition, the Indemnification Agreements provide for the advancement of expenses incurred in connection with any proceeding covered by the Indemnification Agreement as permitted by Delaware law.  The Indemnification Agreements are our

direct contractual obligations in favor of the directors and officers.  Therefore, in the event that the by-laws are subsequently changed to reduce the scope of indemnification, Messrs. Denomme, Henriquez and Liu will not be affected by such changes.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the DGCL would permit indemnification.

Item 16. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Exhibit No.	Description
4.1*	Certificate of Incorporation of New Age Translation, Inc. (incorporated herein by reference to Exhibit 3.1 of our Current Report on Form 8-K dated November 22, 2006).

4.2*

Certificate of Amendment of New Age Translation, Inc. changing corporate name to InfoLogix, Inc. (incorporated herein by reference to Exhibit 3.2 of our Current Report on Form 8-K dated November 29, 2006).

4.3*	Certificate of Amendment to Certificate of Incorporation of InfoLogix, Inc. (incorporated herein by reference to Exhibit 3.1 of our Current Report on Form 8-K dated January 5, 2010).

4.4*	By-laws of New Age Translation, Inc. (incorporated herein by reference to Exhibit 3.2 of our Current Report on Form 8-K dated November 22, 2006).

4.5*

Amended and Restated Loan and Security Agreement dated as of November 20, 2009 by and among InfoLogix, Inc., InfoLogix Systems Corporation, Embedded Technologies, LLC, Opt Acquisition, LLC, and InfoLogix — DDMS, Inc., as Borrowers, and Hercules Technology Growth Capital, Inc., as Lender (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K dated November 20, 2009).

4.6*

Warrant dated as of November 20, 2009 issued by InfoLogix, Inc. to Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K dated November 20, 2009).

4.7*	Warrant dated as of November 20, 2009 issued by InfoLogix, Inc. to Hercules Technology I, LLC (incorporated by reference to Exhibit 4.3 of our Current Report on Form 8-K dated November 20, 2009).

4.8*	Warrant dated as of November 20, 2009 issued by InfoLogix, Inc. to Warren V. Musser (incorporated by reference to Exhibit 4.4 of our Current Report on Form 8-K dated November 20, 2009).

4.9*	Warrant dated as of November 20, 2009 issued by InfoLogix, Inc. to Michael M. Carter (incorporated by reference to Exhibit 4.5 of our Current Report on Form 8-K dated November 20, 2009).

4.10*	Warrant dated as of November 20, 2009 issued by InfoLogix, Inc. to David T. Gulian (incorporated by reference to Exhibit 4.6 of our Current Report on Form 8-K dated November 20, 2009).

4.11*	Warrant dated as of November 20, 2009 issued by InfoLogix, Inc. to Richard D. Hodge (incorporated by reference to Exhibit 4.7 of our Current Report on Form 8-K dated November 20, 2009).

4.12*	Warrant dated as of November 20, 2009 issued by InfoLogix, Inc. to Fairmount Partners LP (incorporated by reference to Exhibit 4.8 of our Current Report on Form 8-K dated November 20, 2009).

4.13*	Warrant dated as of November 29, 2006 between InfoLogix, Inc. and Karen Keating Mara (incorporated herein by reference to Exhibit 4.3 of our Current Report on Form 8-K dated November 29, 2006).

4.14*	Warrant dated as of November 29, 2006 between InfoLogix, Inc. and Craig A. Wilensky (incorporated herein by reference to Exhibit 4.6 of our Current Report on Form 8-K dated November 29, 2006).

5.1	Opinion of Drinker Biddle & Reath LLP.

10.1*

Debt Conversion Agreement dated as of November 20, 2009 by and between InfoLogix, Inc. and Hercules Technology I, LLC (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated November 20, 2009).

10.2*

Registration Rights Agreement dated as of November 20, 2009 by and between InfoLogix, Inc. and Hercules Technology I, LLC (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K dated November 20, 2009).

10.3*

Registration Rights Agreement dated as of November 20, 2009 by and between InfoLogix, Inc. and Hercules Technology Growth Capital, Inc (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K dated November 20, 2009).

10.4*	Form of Indemnification Agreement dated as of November 20, 2009 (incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K dated November 20, 2009).

23.1	Consent of McGladrey & Pullen LLP.

23.2	Consent of Asher & Co., Ltd.

23.3	Consent of Drinker Biddle & Reath LLP (incorporated by reference to Exhibit 5.1 to this Registration Statement).

24	Power of Attorney (included on the signature page to this Registration Statement).

99.1	Selected Financial Data for the years ended December 31, 2004, 2005, 2006, 2007 and 2008.

*  Previously filed.

Item 17. Undertakings.

The undersigned registrant hereby undertakes:

1.                                       To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.              To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

ii.             To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.            To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (1)(i), (1)(ii) and (1)(iii) do not apply if the registration statement is on Form S-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

2.                                       That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.                                       To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.                                       That, for purposes of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

5.                                       That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

6.                                       For purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the Borough of Hatboro, Commonwealth of Pennsylvania, on February 3, 2010.

INFOLOGIX, INC.

/s/ John A. Roberts
By: John A. Roberts
Title: Chief Financial Officer

Power of Attorney

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned directors and officers of InfoLogix, Inc. hereby severally constitutes and appoints David T. Gulian and John A. Roberts, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with full power of substitution for him in any and all capacities, to sign any and all amendments to this registration statement on Form S-3 (including post-effective amendments) and any subsequent registration statement filed by InfoLogix, Inc. pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact, or any substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ David T. Gulian	President and Chief Executive Officer (principal executive officer) and Director	February 2, 2010
David T. Gulian

/s/ John A. Roberts	Chief Financial Officer (principal financial officer and principal accounting officer) and Secretary	February 2, 2010
John A. Roberts

/s/ Mark S. Denomme	Director	February 2, 2010
Mark S. Denomme

/s/ Manuel A. Henriquez	Director	February 2, 2010
Manuel A. Henriquez

/s/ Wayne D. Hoch	Director	February 2, 2010
Wayne D. Hoch

/s/ Roy R. Liu	Director	February 2, 2010
Roy R. Liu

/s/ Thomas C. Lynch	Director	February 2, 2010
Thomas C. Lynch

/s/ Thomas O. Miller	Director	February 2, 2010
Thomas O. Miller

EXHIBIT INDEX

Exhibit No.	Description
4.1*	Certificate of Incorporation of New Age Translation, Inc. (incorporated herein by reference to Exhibit 3.1 of our Current Report on Form 8-K dated November 22, 2006).

4.2*

Certificate of Amendment of New Age Translation, Inc. changing corporate name to InfoLogix, Inc. (incorporated herein by reference to Exhibit 3.2 of our Current Report on Form 8-K dated November 29, 2006).

4.3*	Certificate of Amendment to Certificate of Incorporation of InfoLogix, Inc. (incorporated herein by reference to Exhibit 3.1 of our Current Report on Form 8-K dated January 5, 2010).

4.4*	By-laws of New Age Translation, Inc. (incorporated herein by reference to Exhibit 3.2 of our Current Report on Form 8-K dated November 22, 2006).

4.5*

Amended and Restated Loan and Security Agreement dated as of November 20, 2009 by and among InfoLogix, Inc., InfoLogix Systems Corporation, Embedded Technologies, LLC, Opt Acquisition, LLC, and InfoLogix — DDMS, Inc., as Borrowers, and Hercules Technology Growth Capital, Inc., as Lender (incorporated by reference to Exhibit 4.1 of our Current Report on Form 8-K dated November 20, 2009).

4.6*

Warrant dated as of November 20, 2009 issued by InfoLogix, Inc. to Hercules Technology Growth Capital, Inc. (incorporated by reference to Exhibit 4.2 of our Current Report on Form 8-K dated November 20, 2009).

4.7*	Warrant dated as of November 20, 2009 issued by InfoLogix, Inc. to Hercules Technology I, LLC (incorporated by reference to Exhibit 4.3 of our Current Report on Form 8-K dated November 20, 2009).

4.8*	Warrant dated as of November 20, 2009 issued by InfoLogix, Inc. to Warren V. Musser (incorporated by reference to Exhibit 4.4 of our Current Report on Form 8-K dated November 20, 2009).

4.9*	Warrant dated as of November 20, 2009 issued by InfoLogix, Inc. to Michael M. Carter (incorporated by reference to Exhibit 4.5 of our Current Report on Form 8-K dated November 20, 2009).

4.10*	Warrant dated as of November 20, 2009 issued by InfoLogix, Inc. to David T. Gulian (incorporated by reference to Exhibit 4.6 of our Current Report on Form 8-K dated November 20, 2009).

4.11*	Warrant dated as of November 20, 2009 issued by InfoLogix, Inc. to Richard D. Hodge (incorporated by reference to Exhibit 4.7 of our Current Report on Form 8-K dated November 20, 2009).

4.12*	Warrant dated as of November 20, 2009 issued by InfoLogix, Inc. to Fairmount Partners LP (incorporated by reference to Exhibit 4.8 of our Current Report on Form 8-K dated November 20, 2009).

4.13*	Warrant dated as of November 29, 2006 between InfoLogix, Inc. and Karen Keating Mara (incorporated herein by reference to Exhibit 4.3 of our Current Report on Form 8-K dated November 29, 2006).

4.14*	Warrant dated as of November 29, 2006 between InfoLogix, Inc. and Craig A. Wilensky (incorporated herein by reference to Exhibit 4.6 of our Current Report on Form 8-K dated November 29, 2006).

5.1	Opinion of Drinker Biddle & Reath LLP.

10.1*

Debt Conversion Agreement dated as of November 20, 2009 by and between InfoLogix, Inc. and Hercules Technology I, LLC (incorporated by reference to Exhibit 10.1 of our Current Report on Form 8-K dated November 20, 2009).

10.2*	Registration Rights Agreement dated as of November 20, 2009 by and between InfoLogix, Inc. and

Hercules Technology I, LLC (incorporated by reference to Exhibit 10.2 of our Current Report on Form 8-K dated November 20, 2009).

10.3*

Registration Rights Agreement dated as of November 20, 2009 by and between InfoLogix, Inc. and Hercules Technology Growth Capital, Inc (incorporated by reference to Exhibit 10.3 of our Current Report on Form 8-K dated November 20, 2009).

10.4*	Form of Indemnification Agreement dated as of November 20, 2009 (incorporated by reference to Exhibit 10.5 of our Current Report on Form 8-K dated November 20, 2009).

23.1	Consent of McGladrey & Pullen LLP.

23.2	Consent of Asher & Co., Ltd.

23.3	Consent of Drinker Biddle & Reath LLP (incorporated by reference to Exhibit 5.1 to this Registration Statement).

24	Power of Attorney (included on the signature page to this Registration Statement).

99.1	Selected Financial Data for the years ended December 31, 2004, 2005, 2006, 2007 and 2008.

*  Previously filed.